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Contact:  Merle D. Kerr                      (NYSE-BMC)
          (612) 851-6020                     FOR IMMEDIATE RELEASE


                    BMC RETIRES ALL DEBT, ANNOUNCES DIVIDEND

September 1, 1994--Minneapolis, Minnesota--BMC Industries, Inc. today said it has paid off all of its outstanding senior, subordinated and IDRB debt, leaving the Company debt-free. Concurrently, the Company announced that all warrants related to such debt had been exercised. Finally, BMC announced that its Board of Directors has approved a quarterly cash dividend of two cents per share.

Shareholders of record as of September 21 will receive a dividend of two cents for each share owned (on a post-split basis) on that date, to be paid on October 5, 1994.

Paul B. Burke, BMC's President and Chief Executive Officer, stated: "The repayment of all of the debt incurred in the mid-eighties represents a milestone for BMC. Our entire team is to be commended for the hard work that generated earnings and reductions in working capital that allowed us to reduce our debt from $72 million to zero in less than four years. While we appreciated the support and partnership we enjoyed with the lending institutions that held this debt, the debt carried interest rates averaging 11%, along with very restrictive covenants. We will incur new debt in the future to finance our growth plans, but we expect that such debt will carry rates and terms more attractive than those of the retired debt.

We are also very pleased to commence a quarterly dividend to our shareholders, the first one in over nine years. To achieve our growth objectives we will continue to reinvest a substantial majority of our earnings in our businesses. However, with the strong improvement in the Company's financial position, the Board of Directors felt it was appropriate to offer a current return to shareholders through a modest dividend."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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